SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13E-3
                              Amendment No. 7
                             (Final Amendment)

     Rule 13e-3 Transaction Statement (Pursuant to Section 13(e) of the
                      Securities Exchange Act of 1934)

                         Varsity Spirit Corporation
                              (Name of Issuer)

                        Varsity Spirit Corporation
                            Riddell Sports Inc.
                          Cheer Acquisition Corp.
                              Jeffrey G. Webb
                              Gregory C. Webb
                    (Name of Person(s) Filing Statement)

                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)

                                922294 10 3
                    (CUSIP Numbers of Class Securities)

          Jeffrey G. Webb                       Lisa Marroni, Esq.
          President and Chief                   General Counsel
          Executive Officer                     Riddell Sports Inc.
          Varsity Spirit Corporation            900 Third Avenue
          2525 Horizon Lake Drive               New York, New York
          Memphis, Tennessee 38113              10022
          (901) 387-4370                        (212) 826-4300
         (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing
                                 Statement)

                              with copies to:

          Glenn W. Reed, Esq.                   Sheldon S. Adler, Esq.
          Gardner, Carton & Douglas         Skadden, Arps, Slate, Meagher
          Suite 3400 - Quaker Tower                  & Flom LLP
          321 North Clark Street                  919 Third Avenue
          Chicago, Illinois  60610            New York, New York  10022
          (312) 644-3000                        (212) 735-3000

     This statement is filed in connection with (check the appropriate box):

     (a)  ( )       The filing of solicitation materials or an information
                    statement subject to Regulation 14A, Regulation 14C or
                    Rule 13e-3(c) under the Securities Exchange Act of
                    1934.
     (b)  ( )       The filing of a registration statement under the
                    Securities Act of 1933.
     (c)  (X)       A tender offer.
     (d)  ( )       None of the above.
          Check the following box if soliciting materials or information statement referred to in checking box (a) are preliminary copies: ( )


                    Varsity Spirit Corporation (the "Company"),
          Riddell Sports Inc. ("Parent"), Cheer Acquisition Corp., a wholly owned subsidiary of Parent ("Purchaser"), Jeffrey G. Webb and Gregory C. Webb hereby amend and supplement their Rule 13E-3 Transaction Statement (the "Statement"), filed on May 12, 1997 with the Securities and Exchange Commission (the "Commission"), relating to the tender offer by Purchaser to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of the Company at a purchase price of $18.90 per Share, net to the tendering stockholder in cash.

                    Unless otherwise indicated herein, each
          capitalized term used but not defined herein shall have the meaning ascribed to such term in the Offer to Purchase, previously filed as Exhibit (d)(1) hereto.

          ITEM 5.   PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

                    The information set forth in Items 5(a), (f) and (g) of the Statement is hereby amended and supplemented by the following information:

                    As a result of the consummation of the Merger (as described below in Item 10), there are no Shares which remain outstanding (other than those held by Parent and the Purchaser); the Company expects to file with the Commission on or about the date hereof a Form 15 with respect to the termination of registration of the Shares.

          ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

                    The information set forth in Item 10 of the Statement is hereby amended and supplemented by the following information:

                    On July 25, 1997 the Company was merged (the
          "Merger") with and into the Purchaser; as a direct result of the Merger, the Company became a wholly-owned subsidiary of Parent.

                    Immediately prior to the Merger, the Purchaser owned approximately 98.6% of the outstanding Shares. Because the Purchaser owned more than 90% of the outstanding Shares, under Tennessee law no vote or other action was required by the shareholders of the Company for the Merger to become effective.

                    Pursuant to the terms of the Merger Agreement, each remaining Share has been converted into the right to receive $18.90 per share, net to the holder in cash, without interest.


                                  SIGNATURE

             After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  July 25, 1997         VARSITY SPIRIT CORPORATION

                                        By:   /s/ Jeffrey G. Webb
                                        Name:  Jeffrey G. Webb
                                        Title: Chairman and
                                               Chief Executive Officer


                                  SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  July 25, 1997         RIDDELL SPORTS INC.

                                        By:  /s/ David Groelinger
                                        Name:   David Groelinger
                                        Title:  Chief Financial Officer


                                  SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  July 25, 1997         CHEER ACQUISITION CORP.

                                        By:  /s/ David Groelinger
                                        Name:  David Groelinger
                                        Title: Vice President


                                  SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  July 25, 1997         JEFFREY G. WEBB

                                        By: /s/ Jeffrey G. Webb


                                  SIGNATURE

                  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  July 25, 1997         GREGORY C. WEBB

                                        By: /s/ Gregory C. Webb